Exhibit 23.1
Consent of Independent Auditor’s
The Board of Directors
StarVox Communications, Inc.:
We consent to the reference to our firm in the Form 8-K (Commission file no. 0-22848) of U.S. Wireless Data, Inc. and to the incorporation by reference therein pertaining to StarVox Communications, Inc.of our report dated October 31, 2006, except for the computation of net loss per share described in Note 1, the restatement described in Note 2, the Going Concern described in Note 3 and the subsequent events described in Note 16 to the Consolidated Financial Statements, as to which the date is February 15, 2007,with respect to the financial statements of StarVox Communications, Inc. included in the Form 8-K for the period from June 14, 2004 (inception) to August 31, 2004 and for the years ended August 31, 2005 and 2006.
/s/ Armanino McKenna, LLP
San Ramon, California
March 22, 2007